FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

The following is a partial transcript of an interview made available by the Disruption Advisors on the Disruption Advisors website on August 1, 2023.

Transcript: Ep. 332 Jaime Leverton: Cryptography in Action

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Interviewer: Terrific. All right. Switching gears as we wrap up, I would like to go back to a more personal for you, your who you are, Jaime. Which is, is there an S curve that you've jumped to recently? Something where you put yourself, a new S curve, where you put yourself back at the launch point, doing something new, felt a little bit out of your depth, don't quite know how to do it. Probably every day, but does something come to mind

Jaime Leverton: I run a publicly traded crypto company, I live outside any rational comfort zone. But actually, I think, I can't remember who I heard this from early in my career as a CEO. They said, if you want to be the CEO of a public company, you have to make your peace with being uncomfortable. That is just part of the job. And so I would say arguably, I have made my peace with it. A part of it I can use as almost a fuel source or an energy source. I'm constantly looking at new things, trying new things. And we're we've recently announced a very, very significant merger which is pending approvals, but it will ultimately create a very large presence for us in the US. We are going to actually move the company to be a US domiciled entity. So never in my wildest dreams did I think I would be the CEO of a US public company, but that is ultimately where this journey appears to be evolving. And yeah.

Interviewer: Yeah, so every day. So what about your Canadian roots? How are you going to reconcile those two things?

Jaime Leverton: You know, I think I'm still processing it. We will ultimately move that headquarters to Miami, which, the company that we're merging with, their corporate headquarters is based in Miami. So myself and my team will kind of split our time between Toronto and Miami. And for me, I'm going to continue to have Toronto as my home base. I spend a lot of time on the road, as you would as you can appreciate, in this role. So from a day to day perspective, there won't be a lot of change. A ton of our operations will remain in Canada, Canada is an incredibly important jurisdiction for us and always will be. And we have, what I didn't touch on, really is that we have a high performance computing division. We have five traditional data centers, those are all based in Canada, in Toronto. One's actually a former BlackBerry data center. My story always weaves together in circuitous ways. And we have two in Vancouver, one in Kelowna. So when I think about kind of what's really, really exciting in the industry right now is it's a lot around artificial intelligence, machine learning, GPU, kind of clustered compute. And that's really all focused in the traditional data center side of our business, which is entirely in Canada today, and even post-merger, those data centers that will continue to do AI/ML and those types of new workloads are based in Canada. And we've got half of our workforce is in Canada, even in a post merger world. So those are all of the ways that I make my peace with it.

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Cautionary Note Regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this communication that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: Bitcoin network dynamics; the Company’s ability to advance its longstanding HODL strategy; the Company’s ability to produce additional Bitcoin and maintain existing rates of productivity at all sites; the Company’s ability to continue mining digital assets efficiently; the sale of the Company’s Bitcoin production and the proposed use of proceeds from such sale; the Company’s expected recurring revenue and growth rate from its high performance computing business; expectations related to Hut 8 Corp.’s hashrate and self-mining capacity; the ability of Hut 8 and USBTC to complete the Transaction, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; the expected outcomes of the Transaction, including New Hut's assets and financial position; the expected synergies related to the Transaction in respect of strategy, operations and other matters; and the Company’s ability to successfully navigate the current market.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this communication, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements,  failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, and Hut 8’s other continuous disclosure documents which are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information About the Transaction and Where to Find It

In connection with the Transaction, that, if completed, would result in New Hut becoming a new public company, Hut 8 Corp. ("New Hut”) has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about USBTC, Hut 8, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC's stockholders in connection with the Transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.